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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69687

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Apexus Capital LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

321 19th Street

(No. and Street)

Santa Monica	**CA**	**90402**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Nagy	**(310) 850-3868**	**dan@apexuscapital.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA

(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd, Suite 404	**Tarzana**	**CA**	**91356**
(Address)	(City)	(State)	(Zip Code)

09/15/2005		**2370**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Nagy _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Apexus Capital LLC _____ , as of 12/31 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Please See Attached
Form For Notary
V. M. 02/23/2024

_____
Notary Public

Signature: *Daniel E. Nagy*

Title: President & CCO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.18a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of .Los Angeles

Subscribed and sworn to (or affirmed) before me on this 23 day of February ,
20 24 by Daniel Nagy ,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

_____
Signature

(Seal)



VICTORIA MARTINEZ
Notary Public - California
Los Angeles County
Commission # 2396621
My Comm. Expires Mar 10, 2026

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Reports Form X-17A-5
(Title or description of attached document)

Part III
(Title or description of attached document continued)

Number of Pages 2 Document Date 2/23/2024

N/A
Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information Is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of Apexus Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Apexus Capital, LLC as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Apexus Capital, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Apexus Capital, LLC's management. My responsibility is to express an opinion on Apexus Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Apexus Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Apexus Capital, LLC's financial statements. The Supplemental Information is the responsibility of the Apexus Capital, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Apexus Capital, LLC's auditor since 2016.
Tarzana, California
February 21, 2024

Apexus Capital LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	86,498
Marketable securities		1,253,735
Accounts Receivable		5,800
Deposits with clearing firm		130,585
CRD balance		545
Prepaid Expenses	$	2,980
Total assets	$	1,480,143

Liabilities and Member's Equity

Accounts payable	$	250
Other Current Liabilities		8,472
Accrued compensation		3,500
Total liabilities		12,222
Total member's equity		1,467,921
Total liabilities and member's equity	$	1,480,143

The accompanying notes are an integral part of these financial statements

Apexus Capital LLC
Statement of Income
For the year ended December 31, 2023

Revenue

Commissions

US Govt & Agency securities	$	25
Certificates of Deposit		12,551
Corporate fixed income securities		192
Municipal securities - taxable		548
Municipal securities		1,002
Total commissions and clearing firm interest	$	14,318
Realized profits on marketable securities		447,115
Unrealized profit/(loss) on marketable securities		25,584
Transaction charges		64,500
Total Revenue	$	551,517

Expenses

Accounting/Audit	$	13,885
Automobile expense		2,016
Occupancy		6,156
Clearing charges		86,069
Email and data storage		3,469
Employee compensation and benefits		51,301
Equipment expense		648
Insurance		3,220
Operating expenses		31,882
Professional fees		32,000
Software expense		2,856
Total expenses		233,503
Net Income (loss) before income taxes		318,015

Income tax Provision

Income Tax expense		3,300
Net Income	$	314,714

The accompanying notes are an integral part of these financial statements

Apexus Capital LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2023

	Total Member's Equity
Beginning Balance January 1, 2023	$ 1,133,232
Net Income (loss)	314,714
Capital Contributions	19,975
Ending Balance December 31, 2023	$ 1,467,921

Apexus Capital LLC
Statement of Cash Flows
For the year ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income/(loss)	$	314,714

Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:

Unrealized profit on marketable securities		25,584

(increase) decrease in:

Accounts receivable		(9)
Clearing firm deposit account		(23,594)
CRD balance		427
Other assets		(517)

Increase (decrease) in:

Accounts payable and accrued expenses		(3,050)
Proceeds from sale of marketable securities		22,229,721
Purchases of marketable securities		(22,525,950)
Total adjustments	$	(297,388)
Net cash provided (used) by operating activities:	$	17,326

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital contributions		19,975
Net cash provided by (used in) by financing activities:		19,975
Increase (decrease) in cash		37,301
Cash at beginning of year		49,197
Cash at end of year		86,498

Cash paid during the year for:		
Income taxes	$	3,300
Interest	$	8

The accompanying notes are an integral part of these financial statements

APEXUS CAPITAL LLC

Notes to Financial Statements
December 31, 2023

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Apexus Capital LLC (the "Company") was formed in 2015 under the laws of Delaware as a Limited Liability Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to operate pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully-disclosed basis through its clearing firm, AXOS Clearing LLC. The Company is authorized to engage in the following activities: a) broker or dealer retailing corporate securities; b) U.S. government securities broker or dealer; c) solicitor of time deposits in a financial institution; d) put and call broker - offering hedging strategies for convertible debt; e) trading securities for the Company's own account; f) private placement of securities and g) municipal securities dealer or broker. The Company will not hold customer funds or safekeep customer securities.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs for valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or to transfer the liability, in the absence of a principal market, is the most advantageous market value for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

- Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access;
- Level 2 inputs are recent transactions or other inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, or for comparable assets or liabilities, either directly or indirectly;
- Level 3 inputs are unobservable inputs for the asset or liability that rely on management's assumptions and evaluations about the inputs that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available based on the circumstances and may include the Company's own data.

Fair Value Measurement on a Recurring Basis as of December 31, 2023

Assets	Level 1	Level 2	Level 3	Total
Fixed Income Securities	$ 835,391	$ 418,344	-	$1,253,735

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is a wholly owned subsidiary of Apexus Capital Holding, Inc. ("Parent"). The company is subject to taxation in the U.S. and the State of California as a passthrough entity to the Parent. The Company is subject to audit for the tax years 2020 through 2022. The Company is not subject to IRS or state examination prior to 2015.

Trades are recorded on a trade date basis with related commissions, trading profits and losses, and trade related expenses also recorded on a trade date basis.

The Company does not own fixed property or equipment. Software development expenses are amortized using 36-month straight line depreciation. Software Amortization for the year ended December 31, 2023 was zero.

Cash and equivalents include highly liquid investments or deposits in unrestricted accounts and with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may briefly exceed FDIC insurance limits. The Company maintains cash and highly liquid investments in a deposit account with its clearing firm, AXOS Clearing LLC. The balance in the deposit account at December 31, 2023 was $130,585. The Company's access to the amounts in the deposit account are restricted in accordance with the terms of the firm's clearing agreement. The Company has not experienced any losses in such accounts.

Securities owned are valued at Fair Value, as per FASB ASC 820, discussed above. The resulting differences between cost (unamortized) and fair market value are included in income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The management has reviewed the results of operations for the period of time from its year end December 31, 2023 through February 21, 2024, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities (as discussed above) in which counter-parties primarily include broker-dealers, investment advisors, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or of the issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty and of each security held.

Note 2: ASC 606 REVENUE RECOGNITION

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it has satisfied a performance obligation by transferring control over a product or service to or from a customer.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue, with detailed information about reportable segments:

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for any renumeration that is required to be disclosed. It also includes any transaction where the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as principal, or from riskless principal transactions.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains or losses from proprietary trading and net gains or losses from "riskless" principal transactions.

Interest/Dividend Income. This includes interest and/or dividends on securities held in the Firm inventory.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. The Minimum Net Capital Requirement is the greater of 6 2/3 times Aggregate Indebtedness or $100,000. Net capital and aggregate indebtedness change day by day, and also intraday, but on December 31, 2023, the Company's net capital was $1,404,275 and Aggregate Indebtedness was $12,222. The Company's net capital exceeded its minimum net capital requirement of $100,000 by $1,304,275. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1, which is less than the 15:1 ceiling required.

Note 4: FIXED ASSETS

At December 31, 2023, the Company did not hold any fixed assets.

Note 5: LEASE OBLIGATIONS

The Company rents office space in Santa Monica, California on a month to month basis.

The accompanying notes are an integral part of these financial statements.

Note 6: RELATED PARTY

    A.   The Company has entered into an Expense Sharing Agreement with its parent, Apexus Capital Holding, Inc. The Company pays its Parent a fixed monthly amount for overhead expenses, including rent for office space in Santa Monica, CA, automobile expense, supplies, repairs and maintenance, telephone and internet, and software lease, maintenance and development and website maintenance and development.

        During 2023, the Company paid to its Parent: $14,672.

    B.   The Company has entered into a Service Agreement with an affiliated company, Bache Capital Management, Inc. ("BCM"), a CA Registered Investment Advisor. The companies are affiliated through common control as Daniel Nagy owns BCM. BCM pays the Company transaction charges for fixed income transactions it does for clients of BCM. BCM pays the Company from its own funds and does not charge its clients.

        During 2023, BCM paid the Company $64,500.

Note 7: INCOME TAXES

Income for the limited liability Company is reported as income of the Parent for income tax purposes. Federal income taxes are not payable by or provided for the Company. The Parent is taxed on the Company's earnings. The Company is subject to a State of California $800 limited company annual tax, plus a gross receipts tax of $2,500.

Note 8: LEGAL MATTERS

The Company did not have any litigation during the year ended December 31, 2023

APEXUS CAPITAL LLC

Statement of Net Capital
Schedule I
December 31, 2023

<u>**AUDIT 12/31/2023**</u>

Member's Equity, December 31, 2023		1,467,921
Subtract – Non-Allowable assets:		
Accounts Receivable	(5,800)	-
Other Assets	(3,525)	
Tentative Net Capital		1,458,596
Less - Haircuts		(54,321)
NET CAPITAL		1,404,275
Aggregate Indebtedness of $12,222 x 6 2/3%		815
Statutory Minimum Net Capital	100,000	
Minimum Net Capital (greater of the above 2)		(100,000)
Excess Net Capital		1,304,275
Ratio of aggregate indebtedness to net capital		.01 : 1

There were no differences between the Audit for 12-31-23 and the FOCUS Report for 12-31-23.

The accompanying notes are an integral part of these financial statements.

APEXUS CAPITAL LLC

December 31, 2023

Schedule II

Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission, the Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(ii), and as supported by footnote 74 to SEC Release 34-70073.

Schedule III

Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision, and as supported by footnote 74 to SEC Release 34-70073.
.

The accompanying notes are an integral part of these financial statements.

Apexus Capital, LLC
Exemption Report

Apexus Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the fiscal year ending December 2023 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending December 2023 without exception.

Apexus Capital, LLC

_____

By: _____   2-21-2024
                                                  _____
Title: Date

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Member's
Apexus Capital, LLC
Santa Monica, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Apexus Capital, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Apexus Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Apexus Capital, LLC, stated that Apexus Capital, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception and (3) Apexus Capital, LLC stated that Apexus Capital, LLC is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) broker or dealer selling corporate debt securities; (2) U.S. Government Securities dealer; (3) U.S. Government Securities broker; (4) Municipal Securities Dealer; (5) Municipal Securities broker (6) Solicitor of Time Deposits in a financial institution; (7) Put and call broker or dealer or option writer; (8) Trading securities for own account (9) Private Placement of Securities and The Company (1) did not carry accounts of or for customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; and (2) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Apexus Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Apexus Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2024